SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ/MF No. 02.808.708/0001-07
NIRE 35.300.157.770
Publicly-held Company

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

Companhia de Bebidas das Américas - AmBev’s (“Company”) shareholders are hereby called to meet on June 29th, 2007, at 10:00 a.m. (São Paulo time), at Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in an Extraordinary General Meeting, to resolve on the following agenda:

(i)
Examine, discuss and approve the Protocol and Justification of Merger executed by Company’s and BAH’s management for the merger, into the Company, of its fully controlled company Beverage Associates Holding Ltd. incorporated under the laws of the Bahamas (“BAH”), without capital increase;

(ii)
Ratify the appointment of the specialized company responsible for the preparation of the appraisal report of the net equity of (a) BAH, to be merged, at book value, into the Company; and (b) the Company and BAH, in compliance with the provision of article 264 of Law No. 6,404/76;

(iii)	Authorize AmBev’s management to take all acts required for the implementation and formalization of the merger transaction referred to in item (i) above;

(iv)
Resolve on the reverse stock split of company’s shares in the proportion of 100 existing shares to 1 new share - due to this, the number of Company’s are amended from 34,554,529,810 common shares and 28,819,813,093 preferred shares to 345,545,298 common shares and 288,198,130 preferred shares - and define the proceedings for implementing the resolution taken with respect to the fraction of shares resulting from the reverse stock split;

(v)
Resolve on the cancellation of up to 150,000,000 common shares and up to 1,400,000,000 preferred shares kept in treasury, without capital reduction, giving new wording to the heading of article 5 of Company’s bylaws; and

(vi)	As a result of the resolutions under items (iv) and (v) above, amend the heading of article 5 of Company’s bylaws, which deals with the corporate capital and its division into shares.

General Information:

-
As of June 12th, 2007, the following documents will be at the shareholders’ disposal at the Company’s headquarters, as well as in the Internet - www.ambev-ir.com: (i) Protocol and Justification of Merger; (ii) balance sheets which were the basis for the calculation of the net equities of BAH and of the Company on December 31st, 2006; (iii) appraisal report of the net equities of BAH and of the Company in compliance with the provisions of Article 264 of Law No. 6,404/76; and (iv) appraisal report of BAH’s equity for purposes of paragraph one of Article 227 of Law No. 6,404/76. The information of the CVM’s Normative Ruling No. 319/99 will also be disclosed.

-
The powers of attorney granting special powers for representation at the general meeting to which the present call notice refers to shall be filed, at the Company’s headquarters, in the Legal Department, at least 3 (three) business days in advance of the date scheduled for the meeting.

-
The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that wish to participate in this meeting shall deliver statement containing its corresponding equity interest, issued by the competent depositary institution, at least 48 (forty-eight) hours in advance of the date scheduled for the meeting.

São Paulo, June 6th, 2007

Victorio Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations